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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**FORM 8-K**

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): October 4, 2006

**Little Squaw Gold Mining Company**
(Exact Name of Registrant as Specified in its Charter)

| **Alaska** | **001-06412** | **91-0742812** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| **3412 S Lincoln Drive, Spokane WA** | **99203-1650** |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: (509) 624-5831

**N/A**
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 8.01      Other Events.**

In a press release dated October 4, 2006, Little Squaw Gold Mining Company announces that it has received assays from 12 of the 39 drill holes completed in September on its Chandalar, Alaska gold property.  The drill results are from the Summit and Little Squaw prospects.  Assays are pending for 27 holes drilled at Kiska, Eneveloe, Jupiter, Ratchet Ridge, Uranus, Crystal, and the Little Squaw East extension.  All drill holes that penetrated their targets at the Summit and Little Squaw prospects contain encouraging intercepts of gold values.

A copy of the press release is attached hereto as Exhibit 99.1

**Item 9.01      Financial Statements and Exhibits.**

Exhibit 99.1    October 4, 2006 Press Release.

# SIGNATURES

In accordance with the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

<u>**Little Squaw Gold Mining Company**</u>
(Registrant)

Dated:   October 9, 2006                    By:  /s/ Richard R. Walters

Richard R. Walters,
President



**PRESS RELEASE 13-06**

# LITTLE SQUAW REPORTS ENCOURAGING DRILL RESULTS FROM CHANDALAR, AK

Intercepts include 5 feet @ 0.457 oz/t Au

**Spokane, WA – October 4, 2006 – Little Squaw Gold Mining Company (LITS:OTC.BB)** has received assays from 12 of the 39 orientation drill holes completed in September on its Chandalar, Alaska gold property **(See Press Release 11-06, September 13, 2006)**. The reverse circulation drill results are from the Summit and Little Squaw prospects. Assays are pending for 27 holes drilled at the Kiska, Eneveloe, Jupiter, Ratchet Ridge, Uranus, Crystal, and Little Squaw East extension.

All drill holes that penetrated their targets at the Summit and Little Squaw prospects contain encouraging intercepts of gold values. Assay results confirm continuity of gold mineralization to the depth of drilling, which is 200 feet below surface. The drilling and the systematic surface soil and rock sampling confirm that individual gold-bearing quartz veins and shear zones persist over several thousand feet of strike length.

Assay highlights for the Summit drill holes (SUM 6 to 12) and the Little Squaw drill holes (LS 1 to 5) are presented in the tables below. High grade exploration potential is indicated by results in SUM 7, 8, 9, and 10, which returned values from 3.24 to 9.05 grams per tonne (g/t) gold (0.095 to 0.264 ounces per ton [oz/ton]) gold including a 5 foot intercept of 16.15 g/t (0.457 oz/ton) gold in SUM 8.

Dick Walters, President of Little Squaw, commented: "*I am particularly encouraged by the Summit drill results because it is an extensive structure and our first probes there suggest interesting levels of widespread gold mineralization.*"

**Summit Prospect**

Summit prospect is a large fault or shear zone 100 or more feet wide that contains multiple veins and lenses of gold-bearing quartz. The holes were drilled from four stations along a 1,200 foot segment of the system. In addition to the results in Summit holes 7 through 10, the mineralized zone in SUM 7 and nearby SUM 8 may signal the presence of a high grade ore shoot (>1 oz/ton). Definition and step out drilling are required to delineate the continuity of the higher grade drill intercepts. SUM 12 is an intriguing hole that bottomed in a 95 foot section of low grade gold mineralization.

The results of the drilling, trenching, and soil samples indicate potential for discovery of a large tonnage, low grade deposit on the Summit prospect. The multi-veined, sheared and hydrothermally altered structure has been traced for 4,500 feet of strike length, and is open in both directions and to depth. Wide spaced orientation holes have probed less than a quarter of its identified strike length.

| Hole # | Drill Angle (deg.) | Total Depth (feet) | Interval (feet) | Intercept ~ True Width (feet) | Au (g/t) | Au (oz/ton) | Comment |
|---|---|---|---|---|---|---|---|
| SUM 6 | - 45 | 300 | 130 -140 | 10 | 0.36 | 0.011 | Main shear |
| SUM 7 | - 45 | 310 | 45 – 140 | 95 | 0.85 | 0.025 | Main shear |
|  |  |  | incl. 55 – 75 | 20 | 2.63 | 0.077 | Quartz veins |
|  |  |  | incl. 55 – 60 | 5 | 5.71 | 0.106 |  |
|  |  |  | 180 – 230 | 50 | 0.15 | 0.004 | 2nd structure |
| SUM 8 | - 60 | 150 | 70 – 80 | 10 | 9.05 | 0.264 | 25 ft below |
|  |  |  | incl. 70 – 75 | 5 | 16.15 | 0.472 | SUM 7 |
|  |  |  | 95 – 140 | 45 | 0.42 | 0.012 | intercept |
| SUM 9 | - 45 | 175 | 80 – 95 | 15 | 2.28 | 0.067 | Secondary |
|  |  |  | incl. 80 -85 | 5 | 5.52 | 0.161 | shear? |
| SUM 10 | - 45 | 300 | 55 – 100 | 45 | 0.69 | 0.020 | Main shear |
|  |  |  | incl. 70 -75 | 5 | 3.24 | 0.095 |  |
| SUM 11 | - 45 | 120 |  |  |  |  | Lost above target |
| SUM 12 | - 45 | 300 | 205 – 300 | 95 | 0.28 | 0.008 | Ends in main |
|  |  |  | incl. 260 - 300 | 35 | 0.44 | 0.013 | shear |

**Little Squaw Prospect**

Five holes were drilled from three sites spaced at 150 foot intervals along the Little Squaw structure. LS 2 returned 25 feet of 4.21 g/t (0.123 oz/ton gold, including 5 feet of 10.75 g/t [0.314 oz/ton]) gold. Results for the Little Squaw drilling are presented in the table below. Assay results for LS 2 are incomplete. Drilling difficulties forced abandonment of LS 3 before reaching its target.

Assay results are pending for the Little Squaw East drilling on-strike to the east. The presence of gold beyond both ends of the drilled area enhances the exploration potential. The Little Squaw gold quartz vein deposit warrants more drilling and continuation of surface trenching and sampling.

| Hole # | Drill Angle (deg.) | Total Depth (feet) | Interval (feet) | Intercept ~ True Width (feet) | Au (g/t) | Au (oz/ton) | Comment |
|---|---|---|---|---|---|---|---|
| LS 1 | - 45 | 168 | 165 -168 | 3 | 0.60 | 0.018 | Lost entering target |
| LS 2 | - 45 | 310 | 205 – 225 | 25 | 4.21 | 0.123 | Little Squaw |
|  |  |  | Incl. 210 - 215 | 5 | 10.75 | 0.314 | vein/re-drill of LS 1 |
| LS 3 | - 45 | 200 |  |  |  |  | Lost before target |
| LS 4 | - 45 | 210 | 55 – 60 | 5 | 0.64 | 0.019 | Little Squaw vein |
| LS 5 | - 45 | 380 | 155 – 160 | 5 | 3.38 | 0.099 | Little Squaw vein |

Approximately 30 percent of the assays of this orientation drilling program have been received. The results indicate that the Summit and Little Squaw prospects warrant further drilling to test the trend, grade, and continuity of gold mineralization.

---

About the Company: Little Squaw Gold Mining Company (OTCBB: LITS), is a 47 year-old, publicly-traded junior mining company with new management, an infusion of capital, and a new vision going forward. The Company is committed to exploring gold prospects on its wholly-owned Chandalar mining property in Alaska, and to finding additional gold properties elsewhere in the Americas. Information on the Company, its Chandalar property and the gold showings thereon is available on the Company's website at www.littlesquawgold.com. Additional information on the Company and its plans may be found in the Company's SEC filings, specifically its Form 10-KSB/A annual report for 2005 and its Form 10-QSB for the second quarter of 2006, both of which can also be accessed through the Company's website.

Richard Walters, President and Susan Schenk, Manager of Investor Relations of Little Squaw Gold Mining Company, are responsible for this news release. For further information please contact Ms. Schenk at (509) 535-6156, or at ir@littlesquawgold.com.

*Cautionary Note Regarding Forward-Looking Information – Certain statements contained in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond the Company's control, including the Company's plans to complete its evaluation of its Chandalar, AK property and any anticipated results of its exploration drilling program on the Chandalar property, and the Company's ability to file SEC forms in a timely manner. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company's actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.*